Commonwealth Cash Reserve Fund, Inc.
4350 North Fairfax Drive, Suite 580
Arlington, Virginia 22203

August 7, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Randall Koch, Esq.

Re:	Delaying Amendment for Commonwealth Cash Reserve Fund, Inc. (the "Registrant")
Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-152372)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is filing this letter as a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the series of Cadre Institutional Investors Trust into separate investment portfolios of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on July 16, 2008 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Harrisburg and the State of Pennsylvania, on the 7th day of August, 2008.

If you have any questions or comments, please contact Karen Spiegel, Esq. at (212) 756-2192 or Lloyd Richardson, Esq. at (703) 712-5459, counsel to the Registrant.

Sincerely,

/s/ Daniel R. Hess
Daniel R. Hess
Assistant Secretary